SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 10, 2017.

By letter dated November 10, 2017,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

In million of ARS	09/30/2017	09/30/2016

Result of the preiod (three-month period)	28	278
Attributable to:
Company's shareholders	221	23
Non-controlling interests	(193)	255

Other integral results	(113)	1,031
Attributable to:
Company's shareholders	(7)	363
Non-controlling interests	(106)	668

Total integral results of the period	(85)	1,309
Attributable to:
Company's shareholders	214	386
Non-controlling interests	(299)	923

Shareholders' equity:

Capital stock	499	495
Treasury shares	3	7
Change in capital stock	64	64
Change in trasury shares	1	1
Additional paid-in capital	659	659
Premium for trading treasury shares	20	16
Legal reserve	83	83
Special reserve	1,516	1,516
Cost of treasury shares	(24)	(32)
Changes in non-controlling interest	223	(89)
Conversion reserve	2,143	1,393
Reserve for stocks-based payments	104	98
Reserve for future dividends	-	31
Reserve for defined benefit plans	(48)	4
Derivative instruments	47	21
Reserva for purchase of securities issued by the company	25	32
Retained earnings	11,285	9,544
Shareholders' equity attributable to controlling company's shareholders	16,600	13,843
Non-controlling interest	32,441	24,939
TOTAL SHAREHOLERS' EQUITY	49,041	38,782

In million of ARS	09/30/2016
Adjustments of previous periods results
Corresponds to the change in the valuation method of "Ivestment Properties" from historic cost to fair value according to the IFRS 40.	2,378
Attributable to:
Company's shareholders	1,039
Non-controlling interest	1,339

In compliance with the Article 62 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804 (including treasury shares), divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A with 154,462,983 shares, accounting for 30.94% of the share capital (substracted the treasury shares). It is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo Uruguay. IFIS Limited is the ultimate controlling entity, domiciled at Clarendon House, 2, Church Street, Hamilton, Bermuda, HM CX, Bermuda.

In addition, we report that as of September 30, 2017, after deducting Inversiones Financieras del Sur S.A.’s interest and the treasury shares, the remaining shareholders held 344,825,070 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 68.74% of the issued and subscribed capital stock.

Below are the highlights for the three-month period ended September 30, 2017:

●
Net result for IQ18 registered a gain of ARS 28 million compared to a gain of ARS 278 million in IQ17 (Attributable to the controlling shareholder ARS 221 million in IQ18 vs. ARS 23 million in IQ17) mainly explained by the results of our subsidiary IRSA, that showed higher results coming from its Argentinean business center compensated by a non-cash loss in Israel business center due to a debt exchange at Discount Corporation Ltd.

●
The 2018 campaign has begun with good climate conditions in the region.

●
During IQ18, we have sold “La Esmeralda” farm in Argentina for USD 19 million. Gain will be recognized in our Financial Statements of IVQ18 together with the sign of the deed.

●
Our urban properties and investments business observed good operating. EBITDA of the rental segments in Argentina increased by 26.1% in the compared year.

●
In October 31, 2017, our Annual Shareholders’ meeting has approved the distribution of a cash dividend for the sum of ARS 395 million (ARS/share 0.7874 and ARS/ADR 7.8741) that will be made available for shareholders on November 14, 2017.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 13, 2017